US$2,250,000,000	Filed pursuant to rule 433
5.375% Senior Notes due 2020	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	A3 (stable outlook)/A (negative outlook)/A+ (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	August 2, 2010
Settlement Date:	August 9, 2010 (T+5 days)
Maturity:	August 9, 2020
Par Amount:	U.S. $2,250,000,000
Semi-Annual Coupon:	5.375% per annum
Re-offer Spread to Benchmark:	T10 + 255 basis points
Re-offer Yield:	5.507% per annum
Public Offering Price:	98.995%
Net Proceeds to Citigroup:	$2,217,825,000 (before expenses).
Interest Payment Dates:	The 9th day of each February and August, commencing February 9, 2011. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.
UBS Securities LLC

Junior Co-Managers:	Aladdin Capital LLC
BANCA IMI S.p.A.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
RBC Capital Markets Corporation
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
UniCredit Capital Markets, Inc.
The Williams Capital Group, L.P.

US$2,250,000,000	Filed pursuant to rule 433
5.375% Senior Notes due 2020	File No. 333-157459

CUSIP:	172967 FF 3

ISIN:	US172967FF30
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.